April 14, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Komul Chaudhry and Benjamin Meeks
Telephone No. (202) 551-4746 and (202) 551-7146

Re:	Harley-Davidson Customer Funding Corp. Amendment No.1 to Form SF-3 Registration Statement (the “Registration Statement”); Filed April 3, 2025; File No. 333-285406

Ladies and Gentlemen:

According to Rule 461 under the Securities Act of 1933, as amended, Harley-Davidson Customer Funding Corp. (the “Registrant”), requests the acceleration of the effective date of the above-captioned Registration Statement, which was filed on February 28, 2025 and amended on April 3, 2025 (as amended, the “Amended Registration Statement”), such that the Amended Registration Statement becomes effective at 4:30 p.m. on Friday, April 18, 2025 or as soon thereafter as practicable.

The Registrant acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert staff comments and the declaration of effectiveness of the Registration Statement as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

HARLEY-DAVIDSON CUSTOMER FUNDING CORP.

/s/ David Viney
Name:	David Viney
Title:	Vice President and Treasurer

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